Exhibit 8


                       Letter dated July 6, 1998 from the
                        Reporting Persons to the Company


                     [Letterhead of Greenway Partners, L.P.]


                                                                 July 6, 1998


By Fax and by Hand

Roger N. Farah
Chairman of the Board and
Chief Executive Officer
Woolworth Corporation
Woolworth Building
233 Broadway
New York, NY 10279-0003

Dear Roger:

            It appears to us that the market is delivering the same message that we did concerning The Sports Authority transaction. DO NOT DO A DILUTIVE DEAL IN WHICH LARGE AMOUNTS OF UNDERVALUED WOOLWORTH STOCK ARE ISSUED. Woolworth's pending deal that gives eight tenths of a share of Woolworth stock for each share of The Sports Authority is clearly not looked upon favorably by Woolworth shareholders or the market. Witness the fact that the price of Woolworth stock rose substantially on the day a competing bid for The Sports Authority was announced by Gart Sports Co. The market seems to share our view that the issuance of over 25 million Woolworth shares for The Sports Authority is not in the interests of Woolworth or its stock price.

            However, as we said before, during and after Woolworth's June 11 Annual Meeting, we support the acquisition of The Sports Authority in concept as a transaction that complements Woolworth's core competence. BUT, WE URGE WOOLWORTH TO USE ALL OR NEARLY ALL CASH FOR THE PURCHASE INSTEAD OF ISSUING STOCK.

            The proposed Gart transaction will likely give Woolworth and its board the opportunity to revisit this issue of vital importance to shareholders. The Gart offer, in our opinion, has a value to Sports Authority shareholders of significantly below $20 per share. We believe the Woolworth Board can craft a purchase price of all or substantially all cash at a level attractive to both Woolworth and The Sports Authority shareholders. After all, Woolworth has relatively little long term debt on its books, should easily be able to borrow the full cost of the acquisition on reasonable terms, and can then pay down the debt with proceeds from the sale of its non-athletic related assets. The sale of the Woolworth building announced shortly after the Annual Meeting (purportedly for about $155 million) was a good start. We are hopeful that the sale of other assets, especially Woolworth Germany, will soon follow.

            We believe we are not alone in urging the switch to cash. Ironically, if the acquisition had required the issuance of a full 20% of the outstanding shares of Woolworth as opposed to the nearly 19% as currently proposed, Woolworth



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would have been required under the rules of the New York Stock Exchange to obtain the vote of its own shareholders. BY KEEPING THE STOCK CONSIDERATION JUST BELOW THE 20% THRESHOLD, WOOLWORTH AVOIDED A SHAREHOLDER VOTE, THEREBY FORCING ITS SHAREHOLDERS TO MAKE THEIR PREFERENCE KNOWN BY OTHER MEANS -- AS WE, AND WE BELIEVE OTHERS, ARE DOING.

            We have been shareholders for over four years and currently own with our affiliates over 8,400,000 shares. As one of the company's largest shareholders, we are clearly concerned about its value. As noted above, we share your view that acquiring The Sports Authority is a good move for Woolworth. But, we again urge you and all directors to rethink the form of consideration offered and -- given the dynamic situation -- negotiate a transaction whereby payment will take the form of all or nearly all cash.



                                          Very truly yours,

                                          /s/ Alfred D. Kingsley

                                          Alfred D. Kingsley



                                          /s/ Gary K. Duberstein

                                          Gary K. Duberstein

cc:   Board of Directors of
      Woolworth Corporation

            J. Carter Bacot
            Purdy Crawford
            Philip H. Geier Jr.
            Jarobin Gilbert Jr.
            Dale W. Hilpert
            Allan Z. Loren
            Margaret P. MacKimm
            John J. Mackowski
            James E. Preston
            Christopher A. Sinclair



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